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SEC FILE NUMBER
8- 44865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

02019602

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warner Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 Fifth Street Frances Building ~~Suite 100~~
(No. and Street)

Sioux City (City) IA (State) 51101 (Zip Code)

RECD S.E.C.
MAR 1 1 2002
535

PROCESSED
MAR 2 2 2002
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Warner (712) 255-57
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henjes, Conner, Williams & Grimsley, LLP
(Name — *if individual, state last, first, middle name*)

P. O. Box 1528 (Address) Sioux City (City) IA (State) 51102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/21/02

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, R. Dean Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warner Group, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Executive Vice President

Title

Notary Public

DeETTE ROCHELLE JONAS
Commission Number 154487
My Commission Expires
1-4-05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

* * * * * * * *

HENJES, CONNER,
WILLIAMS & GRIMSLEY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Warner Group, Inc.
Sioux City, Iowa

We have audited the accompanying statements of financial condition of the WARNER GROUP, INC., as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Warner Group, Inc., as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henjes, Conner, Williams + Grimsley, L.L.P.
Certified Public Accountants

Sioux City, Iowa
January 17, 2002

WARNER GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and Cash Equivalents	$ 647,826	$ 317,417
Securities Owned - Note 7	154,988	312,228
Commissions Receivable	228,476	198,196
Income Taxes Receivable	-	42,767
Note Receivable	-	28,208
Other Receivables	50,884	28,782
Clearing Deposits	40,000	40,000
Trading Account	-	31,125
Prepaid Expenses	76,549	76,643
Employee Receivables - Note 8	6,233	5,649
Equipment at Cost - Net of Accumulated Depreciation of $161,507 and $112,111, at December 31, 2001 and 2000, Respectively	144,750	180,003
Broker License	20,000	20,000
Total Assets	$ 1,369,706	$ 1,281,018

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
LIABILITIES		
Accounts Payable	$ 80,116	$ 130,089
Commissions and Bonuses Payable	178,848	155,254
Payroll Taxes Payable	70,305	59,681
Income Taxes Payable	29,137	-
Deferred Income Taxes Payable - Note 4	22,549	26,934
Total Liabilities	$ 380,955	$ 371,958
STOCKHOLDERS' EQUITY		
Common Stock ($1 Par, 100,000 and 10,000 Shares Authorized, 2,961 and 2,956 Shares Issued and Outstanding at December 31, 2001 and 2000, Respectively) - Note 10	$ 2,961	$ 2,956
Additional Paid-In Capital	91,502	100,869
Retained Earnings	894,288	805,235
Total Stockholders' Equity	$ 988,751	$ 909,060
Total Liabilities and Stockholders' Equity	$ 1,369,706	$ 1,281,018

The Accompanying Notes Are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001		2000	
	Amount	% to Sales	Amount	% to Sales
REVENUE				
Commissions	$ 3,573,631	89.4 %	$ 3,492,173	89.5 %
Interest and Other Income ..	422,838	10.6	409,064	10.5
Total Revenues	$ 3,996,469	100.0 %	$ 3,901,237	100.0 %
PRODUCTION EXPENSES				
Commissions and Broker Expenses	$ 2,055,712	51.4 %	$ 1,966,544	50.4 %
Clearing Expenses	386,106	9.7	398,931	10.2
Payroll Taxes and Employee Benefits	153,396	3.8	134,105	3.4
Total Production Expenses	$ 2,595,214	64.9 %	$ 2,499,580	64.0 %
Gross Profit	$ 1,401,255	35.1 %	$ 1,401,657	36.0 %
GENERAL AND ADMINISTRATIVE EXPENSES				
Office Salaries	$ 379,320	9.5 %	$ 441,268	11.3 %
Market Quotation Service .	125,025	3.2	114,602	2.9
Dues and Subscriptions ...	19,924	.5	19,501	.5
Insurance	18,959	.5	18,977	.5
Entertainment and Travel .	25,637	.7	27,077	.7
Advertising	46,329	1.2	41,552	1.1
Office Expense	52,666	1.3	49,510	1.3
Postage	35,218	.9	32,571	.8
Telephone	57,756	1.5	69,593	1.8
Rent and Equipment Leases .	172,604	4.3	142,471	3.7
Depreciation	49,395	1.2	42,187	1.1
Training	25,575	.6	5,159	.1
Payroll Taxes and Employee Benefits	139,818	3.5	128,159	3.3
Registration Fees	33,612	.8	31,546	.8
Consultant Fees	4,183	.1	63,641	1.6
Professional Services	36,526	.9	34,702	.9
Utilities	7,313	.2	5,942	.2
Cleaning, Repairs and Maintenance	41,349	1.0	39,542	1.0
Total Expenses	$ 1,271,209	31.9 %	$ 1,308,000	33.6 %
Operating Income	$ 130,046	3.2 %	$ 93,657	2.4 %
Income Taxes - Note 4	40,993	1.0	28,452	.7
Net Income	$ 89,053	2.2 %	$ 65,205	1.7 %

The Accompanying Notes are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balances at December 31, 1999	$ 2,967	$ 104,226	$ 740,030
Retirement of 11 Shares of Common Stock at $306.18 Per Share	(11)	(3,357)	
Net Income for 2000			65,205
Balances at December 31, 2000	$ 2,956	$ 100,869	$ 805,235
Exercise of Stock Option, 95 Shares at $210.73 Per Share	95	19,924	
Retirement of 90 Shares of Common Stock at $326.46 Per Share	(90)	(29,291)	
Net Income for 2001			89,053
Balances at December 31, 2001	$ 2,961	$ 91,502	$ 894,288

The Accompanying Notes are an Integral Part of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Subordinated Liabilities at December 31, 1999	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2000	
Subordinated Liabilities at December 31, 2000	-
Subordinated Liabilities Incurred During the Year Ended December 31, 2001	-
Subordinated Liabilities at December 31, 2001	-

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Received for Commissions	$ 3,574,476	$ 3,472,054
Cash Received for Other Income	521,648	342,500
Cash Paid to Suppliers and Employees	(3,805,065)	(3,773,541)
Cash Received for Income Taxes	42,766	2,514
Cash Paid for Income Taxes	(16,240)	(58,950)
Cash Received for Interest Income	36,328	55,903
Net Cash Provided by Operating Activities	$ 353,913	$ 40,480
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	-	$ 4,932
Payment for Purchase of Equipment	$(14,142)	(90,514)
Net Cash (Used) by Investing Activities	$(14,142)	$(85,582)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from Stock Options Exercised	$ 20,019	-
Payment for Purchase of Common Stock	(29,381)	$(3,368)
Net Cash (Used) by Financing Activities.	$(9,362)	$(3,368)
Net Increase (Decrease) in Cash and Cash Equivalents	$ 330,409	$(48,470)
Cash and Cash Equivalents at Beginning of Year .	317,417	365,887
Cash and Cash Equivalents at End of Year	$ 647,826	$ 317,417

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	2001	2000
Net Income	$ 89,053	$ 65,205
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 49,395	$ 42,187
Loss on Uncollectible Note Receivable	28,208	-
(Gain) on Sale of Equipment	-	(1,057)
Decrease in Securities Owned	157,240	1,648
(Increase) Decrease in Commissions Receivable	(30,280)	1,881
(Increase) Decrease in Income Taxes Receivable	42,767	(40,253)
(Increase) in Other Receivables	(22,102)	(11,252)
(Increase) Decrease in Trading Account	31,125	(22,000)
(Increase) Decrease in Prepaid Expenses	94	(26,381)
(Increase) Decrease in Employee Receivables	(584)	1,541
Increase (Decrease) in Accounts Payable	(49,973)	63,215
(Decrease) in Customer Deposits	-	(10,116)
Increase (Decrease) in Commissions and Bonuses Payable	23,594	(32,309)
Increase (Decrease) in Payroll Taxes Payable	10,624	(4,098)
Increase in Income Taxes Payable	29,137	-
Increase (Decrease) in Deferred Taxes Payable	(4,385)	12,269
Total Adjustments	$ 264,860	$(24,725)
Net Cash Provided by Operating Activities	$ 353,913	$ 40,480

The Accompanying Notes are an Integral Part
of These Financial Statements

WARNER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Warner Group, Inc. is a broker/dealer authorized to do business in several states but primarily does business in Nebraska, Iowa and South Dakota. The Company began doing business on May 8, 1992, and is the continuation of a business that was acquired and operated under the same name. Currently, offices are located in Sioux City, Waterloo and Waverly, Iowa, and Lincoln and Omaha, Nebraska.

Depreciation is provided on a straight-line basis over the estimated lives of the equipment. Depreciation expense is $49,395 and $42,187 for 2001 and 2000, respectively.

Cash equivalents consist of highly liquid investments with a maturity of three months or less when purchased.

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

No allowance for doubtful accounts is provided. Management considers all receivables to be collectible.

Note 2 - LEASES

The Company leases its office space for $13,551 per month with minimum future payments as follows:

December, 2002	$ 120,840
December, 2003	$ 87,252
December, 2004	$ 77,676
December, 2005	$ 74,484
December, 2006	-

The leases are for several different locations and expire at different times. Rent expense was $156,720 and $124,727 at December 31, 2001 and 2000, respectively.

Note 2 (Cont.) - LEASES

The Company also leases various equipment on a month-to-month basis. Lease expense for the years ended December 31, 2001 and 2000, was $15,884 and $14,743, respectively.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is also subject to the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), which require that the Company maintain net capital, as defined, equal to four percent of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2001, the Company had net capital of $641,857, which was $391,857 in excess of its required net capital. The Company's net capital ratio was 0.59 to 1. At December 31, 2000, the Company had net capital of $495,231, which was $245,231 in excess of its required net capital. The Company's net capital ratio was 0.75 to 1.

Note 4 - INCOME TAXES

The income tax provision consists of the following:

	2001	2000
Federal	$ 36,156	$ 12,776
State	9,221	3,407
Deferred	(4,384)	12,269
	$ 40,993	$ 28,452

Deferred taxes are created by using accelerated methods of depreciation and Section 179 deductions for tax calculations and by recording marketable investments at market.

The effective tax rate used to calculate deferred taxes was changed from 38% to 33% for 2001 due to the anticipated tax rate at which the liability will be paid.

WARNER GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

Note 5 - RETIREMENT PLAN

The Company has a 401(K) retirement plan that includes a discretionary or matching contribution by the Company. The Company's contribution was $60,000 and $55,000 for the years ended December 31, 2001 and 2000, respectively.

Note 6 - LINE OF CREDIT

The Company had an unused line of credit of $750,000 at December 31, 2001 and 2000.

Note 7 - SECURITIES OWNED

At December 31, 2001 and 2000, securities consisted of the following:

	2001		2000	
	Cost	Market Value	Cost	Market Value
Corporate Debt Obligations	$ 50,252	$ 50,938	$ 50,252	$ 49,500
Corporate Stock ..	3,300	3,300	3,300	3,300
Federal National Mortgage Association Note	99,978	100,750	59,703	60,115
Federal Home Loan Bank Notes	-	-	196,756	199,313
	$ 153,530	$ 154,988	$ 310,011	$ 312,228

Securities are recorded at their current market value and are recorded as trading securities, which are securities that are bought and sold in the normal course of business.

Note 8 - EMPLOYEE RECEIVABLES

Employee receivables consist of the following at December 31, 2001 and 2000:

	2001	2000
Advances	$ 6,233	$ 3,416
Errors Receivable	-	2,233
	$ 6,233	$ 5,649

Note 9 - OFF-BALANCE SHEET RISK

On December 31, 2001 and 2000, and at times during the years, the Company had total cash balances greater than $100,000 per bank. The banks have FDIC insurance that insures depositors' accounts up to $100,000. The Company has exposure on any amount that exceeds $100,000, should that financial institution fail.

Note 10 - STOCK SPLIT

The Company's board of directors during the year ended December 31, 2001, set the number of authorized shares of common stock at 100,000 shares and declared a ten for one stock split for shareholders of record, as of August 31, 2001. Certificates for the additional shares had not yet been issued, as of December 31, 2001.

Note 11 - CONTINGENCY

The Company is currently involved in a legal matter which is being defended and handled in the ordinary course of business. The liability, if any, associated with this matter is not determinable at December 31, 2001. The Company's attorney is defending the lawsuit, and it is the opinion of management that its resolution will not have a material effect on the Company's financial position.

WARNER GROUP, INC. SCHEDULE I

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
NET CAPITAL		
Total Stockholders' Equity	$ 988,751	$ 909,060
Deduct Stockholders' Equity Not Allowable for Net Capital	-	-
Total Stockholders' Equity Qualified for Net Capital	$ 988,751	$ 909,060
Add:		
A. Allowable Subordinated Borrowings	-	-
B. Other Allowable Credits - Deferred Income Taxes Payable	-	-
Total Capital and Allowable Subordinated Borrowings	$ 988,751	$ 909,060
Deductions and/or Charges:		
A. Non-Allowable Assets		
Prepaid Expenses	$ 76,549	$ 76,643
Equipment, Net	144,750	180,003
Broker License	20,000	20,000
Income Taxes Receivable	-	42,767
Miscellaneous Receivables	57,117	62,639
Securities Not Readily Marketable	3,300	3,300
	$ 301,716	$ 385,352
Net Capital Before Haircuts on Securities Positions	$ 687,035	$ 523,708
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(f))	45,178	28,477
Net Capital	$ 641,857	$ 495,231
AGGREGATE INDEBTEDNESS		
Commissions and Bonuses Payable	$ 178,848	$ 155,254
Payroll Taxes Payable	70,305	59,681
Income Taxes Payable	29,137	-
Deferred Taxes Payable	22,549	26,934
Other Accounts Payable and Accrued Expenses	80,116	130,089
Total Aggregate Indebtedness	$ 380,955	$ 371,958
COMPUTATION OF NET CAPITAL		
Minimum Net Capital Required	$ 250,000	$ 250,000
Excess Net Capital at 1,500 Percent	$ 391,857	$ 245,231
Excess Net Capital at 1,000 Percent (Net Capital - 10% of Aggregate Indebtedness)	$ 603,761	$ 458,035
Ratio: Aggregate Indebtedness to Net Capital	0.59 to 1	0.75 to 1

The above calculations are based on Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodities Exchange Act. There is no material difference from this schedule and the Company's computation, included in Part II of Form X-17A-5, as of December 31, 2001.

COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2001 AND 2000

There are no reserve requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 because the Company is exempt under Rule 15c3-3(k)(2)(ii). The Company operates as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker. The clearing broker carries all of the accounts of such customers and maintains and preserves such books and records pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the possession and control requirements under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION UNDER REGULATION 1.16

The Company is exempt from the segregation requirements of Regulation 1.16 of the Commodity Exchange Act because it is an introducing broker.

HENJES, CONNER,
WILLIAMS & GRIMSLEY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102

PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 AND REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION

Board of Directors
Warner Group, Inc.
Sioux City, Iowa

In planning and performing our audit of the financial statements of the WARNER GROUP, INC., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Futures trading Commission, and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Because the Company is an independent broker and not subject to such requirements, we also did not review the practices and procedures followed by the Company in making either of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the Commodity Futures trading Commission.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Because of the inherent limitations in internal control of a company of this size, a full system of controls is impracticable. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Henjes, Conner,
Williams + Grimsley, L.L.P.
Certified Public Accountants

Sioux City, Iowa
January 17, 2002

WARNER GROUP, INC.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001 AND 2000